
SEC MAIL PROCESSING
RECEIVED
MAY 10 2005
WASH, D.C.
202
SECTION


05041788

SECURITI[ES AND EXCHANGE COMM]ISSION
Washington, D.C. 20549

| OMB APPROVAL |
|---|
| OMB Number: 3235-0123 |
| Expires: January 7, 2007 |
| Estimated average burden hours per response 12.00 |

| SEC FILE NUMBER |
|---|
| 8-65277 |

# ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

amended

## FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING January 1, 2004 ENDING December 31, 2004

## A. REGISTRANT IDENTIFICATION

| OFFICIAL USE ONLY |
|---|
| FIRM ID. NO. |

NAME OF BROKER-DEALER: CHARDAN CAPITAL MARKETS LLC

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

17 State Street, Suite 2575
(No. and Street)

New York (City) NY (State) 10004 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Steven Urbach 212-785-0916
(Area Code – Telephone No.)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lilling & Company, LLP
(Name – If Individual, State Last, First, Middle Name)

10 Cutter Mill Road (Address) Great Neck (City) NY (State) 11021 (Zip Code)

CHECK ONE

- [x] Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 17 2005
THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the exemption. See section 240,17a-5(e)(2).*

Sec 1410 (6-02)

*Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number*

AAP 5-17-2005

KA 5/12

## OATH OR AFFIRMATION

I, Steven Urbach swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

Chardan Capital Markets LLC, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President

Title

ANIA PEREZ
Notary Public - State of New York
No. 01PE6110226
Qualified in Bronx County
My Commission Expires May 24, 2008

Notary Public

This Report ** contains (check all applicable boxes):

- ☐ (a) Facing Page
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss)
- ☐ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of Consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☐ (o) A report on internal control.

** For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).

## CHARDAN CAPITAL MARKETS LLC

### *STATEMENT OF CHANGES IN MEMBERS' EQUITY*
### *YEAR ENDED DECEMBER 31, 2004*

| | CLASS A | CLASS B | TOTAL |
|---|---|---|---|
| ***Balance - beginning*** | $ 379,019 | $ (2,748) | $ 376,271 |
| Capital contributions | 191,806 | - | 191,806 |
| Net income | 26,001 | 2,170 | 28,171 |
| ***Balance - end*** | $ 596,826 | $ (578) | $ 596,248 |

*See notes to financial statements*